UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 13)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Collectors Universe, Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

19421R200

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.	Security and Issuer.

This statement amends the Schedule 13D dated December 13, 2005 (the “Schedule 13D”), as modified by amendments dated March 1, 2006, April 11, 2006, July 24, 2006, December 19, 2006, May 22, 2007, June 8, 2007, June 14, 2007, July 24, 2007, October 3, 2008, October 14, 2008, November 4, 2008 and January 14, 2009 (the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF, SAVF II, SAVF III, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A Johnson, an individual (“Mr. Johnson”), and the General Partner, the “Reporting Persons”), with respect to the Common Stock, $.001 par value per share (“Common Shares”), of Collectors Universe, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 13 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Amended Schedule 13D.

ITEM 4.	Purpose of Transaction.

On March 6, 2009, Dennis Johnson, on behalf of Shamrock Capital Advisors, Inc., the investment manager for the Shamrock Activist Value Fund, sent the following letter to Mr. Clinton Allen, Chairman of the Board of Directors of the Company:

March 6, 2009

Mr. A. Clinton Allen

Chairman of the Board

Collectors Universe, Inc.

1921 East Alton Avenue

Santa Ana, California 92705

Dear Mr. Allen:

The Shamrock Activist Value Fund (“SAVF”) currently owns 806,005 shares or 8.8% of Collectors Universe, Inc.’s outstanding common stock and strongly recommends that the Board of Directors immediately begin the process to sell the company.

We believe the company’s core business of providing value added authentication services is an attractive business and far more valuable than implied by its current stock price of $3.37 per share. Our analysis concludes that the intrinsic value of Collectors Universe, Inc. is at least $7 per share. The Board has a fiduciary responsibility to maximize the value of the company and should attempt to realize that value through a transaction rather than attempting to provide oversight of the current flawed strategic direction of the business.

We believe the company is an attractive acquisition candidate and has a profile that would facilitate a transaction given the significant amount of cash and cash equivalents on the balance sheet as well as the company’s ability to generate positive cash flow. Further, there are significant costs the company is incurring as a public entity which could be eliminated as a result of a sale.

We certainly applaud and approve the company’s decision announced a few days ago to exit the business of authenticating and grading diamonds and colored gemstones. We believe this decision will help restore a certain amount of shareholder capital that was lost as a result of the Board’s decision to acquire the business in the first place.

As reflected in the current $3.37 share price, we do not believe investors have confidence or expect a return to the company’s initial public offering price of $21.82 ten years ago. During this period, the stock has underperformed its peer group and the Russell 2000 by a daunting amount. In our view, the current stock price is nothing more than a reflection of the Board’s inability to provide adequate oversight of the strategic planning process required to create long-term shareholder value.

The company history over the last few years is a litany of lost opportunities, frequent changes in strategy, near delisting from NASDAQ, incurrence of a series of operating losses, and the Board’s pathetic recent adoption of a poison pill we believe only serves to entrench management and this Board.

The company’s earnings per share report card is simply dismal – from a reported $0.27 per share in fiscal 2004 to a loss of $1.85 per share by fiscal 2008. These earnings results have been well below consensus analyst forecasts and return on invested capital has repeatedly been below the company’s cost of capital. We believe that these long-term performance results reflect inadequate Board oversight, a fundamentally flawed strategy and a failure to hold management accountable.

It should be no surprise to Directors that the company’s shareholders have lost confidence in this Board. Shareholders strongly voiced their disapproval of Directors at the 2008 annual meeting where the percentage of withheld votes per director ranged from 32% down to 12%. It is very unusual for an individual director of a public company to receive a withhold vote of 5-10%. The recent withhold vote by the company’s shareholders is clear evidence to us that shareholders have lost confidence in the Board’s ability to effectively represent the owners of Collectors Universe.

So what has been this Board’s response to current and past failures? To adopt a poison pill in 2009 without shareholder approval at a time when Corporate America is judiciously moving away from this sad practice.

We urge this Board to take the necessary steps now to create value for shareholders by selling the business. This initiative needs to be well underway before the 2009 annual meeting. Creating value for shareholders is your fiduciary responsibility and we believe a sale of the company is the best path to achieve that result for shareholders.

Regards,

/s/ Dennis A. Johnson
Dennis A. Johnson, CFA
Managing Director

ITEM 7.	Material to be Filed as Exhibits.

—	Joint Filing Agreement, dated January 14, 2009, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 17 to the Amended Schedule 13D relating to the Common Shares of the Company, filed on January 15, 2009 by the Reporting Persons with the Securities and Exchange Commission).

—	Power of Attorney, dated January 14, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 18 to the Amended Schedule 13D relating to the Common Shares of the Company, filed on January 15, 2009 by the Reporting Persons with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2009

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name:	Dennis A. Johnson
Title:	Vice President

Exhibit Index

Document
—	Joint Filing Agreement, dated January 14, 2009, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 17 to the Amended Schedule 13D relating to the Common Shares of the Company, filed on January 15, 2009 by the Reporting Persons with the Securities and Exchange Commission).

—	Power of Attorney, dated January 14, 2009, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 18 to the Amended Schedule 13D relating to the Common Shares of the Company, filed on January 15, 2009 by the Reporting Persons with the Securities and Exchange Commission).